-------------------------------------------------------------------------------


                 UPDATED APPRAISAL OF THE FEE SIMPLE ESTATE
                        IN A 104.98 ACRE PARCEL
                   DESIGNATED FOR HOTEL DEVELOPMENT
              LOCATED AT MORI POINT IN PACIFICA, CALIFORNIA
                        (LETTER REPORT FORMAT)

                   EFFECTIVE DATE OF THE APPRAISAL:
                            MARCH 31, 1998

                            PREPARED FOR:
                         MR. MARK KAWANAMI
                   NATIONAL INVESTORS FINANCIAL, INC.
                   4220 VON KARMAN AVENUE, SUITE 110
                    NEWPORT BEACH, CALIFORNIA  92660

                            PREPARED BY:
                           PKF CONSULTING
                      SAN FRANCISCO, CA  94104

                         DATE OF THE REPORT:
                            JUNE 1, 1998



-------------------------------------------------------------------------------

                                                                         [LOGO]

June 1, 1998


Mr. Mark Kawanami
National Investors Financial, Inc.
4220 Von Karman Avenue, Suite 110
Newport Beach, California  92660


RE:  UPDATED APPRAISAL OF THE 104.98-ACRE MORI POINT PARCEL, PACIFICA,
CALIFORNIA


Dear Mr. Kawanami:

In accordance with your request, we have completed an updated appraisal of the 104.98-acre parcel located at Mori Point in Pacifica, California.

The purpose of this appraisal is to estimate the current "as is" market value of the fee simple estate in the above-referenced property. The function of the appraisal is for use by National Investors Financial for financial reporting purposes as well as to provide necessary information for an offering circular which will be distributed to investors. The effective date of this appraisal is March 31, 1998.

The scope of our work included an inspection of the subject property, an analysis of local economic and market conditions, an analysis of the local hotel and conference center market, and derivation of a value estimate using the Subdivision (discounted cash flow) Development, Ground Rent Capitalization and Sales Comparison Approaches to valuation.

To develop our opinion of value, we have performed a complete appraisal process, as defined by the Uniform Standards of Professional Appraisal Practice. It should be noted that this appraisal is an update of our prior summary appraisal of the subject property which had an effective date of May 1, 1997. In this report, which is codified in a letter format, we have addressed all relevant changes to the market conditions and the status of the subject since the date of our prior appraisal. In addition, we have analyzed the effect of these changes on the subject in arriving at our current market value estimate. For a more detailed description of the local area, property and hotel market, the reader is referred to our original report.



                 ------------------------------------------
                 Member, Pannell Kerr Firster International

2

To the best of our belief, this appraisal report conforms to requirements of the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice (USPAP) established by the Appraisal Foundation. The report is subject to the Certification and General Statement of Assumptions and Limiting Conditions presented in the Addenda. In addition, this appraisal is subject to the following three special assumptions.

        - In 1984 a development plan for the subject was approved through a public referendum. This plan allowed for the development of 60 residential units, an equestrian complex and a hotel/conference center. Following a draft Environment Impact Report, the plan received approval by the City of Pacifica and the California Coastal Commission for a 275-room hotel/conference center and two restaurants. The 60 residential units would not be approved until the hotel was constructed. Following a series of extensions, the specific plan and tentative map expired in 1992. Accordingly, to develop the site, a new specific plan will need to be approved. This would include review and approval of a new Environmental Impact Report, a specific plan, tentative map, development and phasing schedule, and if necessary, a variance from the land coverage controls standards of the Hillside Preservation District Ordinance. For the purpose of this appraisal, it was assumed that the subject would receive all necessary approvals for the development of a 275-room hotel/conference center.

        - Due to the fact that the 60 residential units will not be approved until the hotel is constructed, the value of this development right is highly speculative. Accordingly, for the purpose of this appraisal, we have not reflected any contributory value from this residential component.

        - Portions of the site may include primary or secondary habitat of the San Francisco garter snake. As a result, an appropriate biological study must precede any development of this area, and development will be permitted only if it can be demonstrated that any impact from the development of the site can be adequately mitigated. For the purpose of this appraisal, we have assumed that any mitigation, if required, would be approved by the Department of Fish and Game. We understand that, since the date of our last appraisal, progress has been made on filing a Section 7 Permit which will allow the developer to begin habitat enhancement work. In addition, the approval of a Wetland Report has been received and mitigation plans have been developed.

3

Based on the work undertaken and our experience as real estate analysts and appraisers, we are of the opinion that the "as is" market value of the fee simple estate in the 104.98 acre Mori Point parcel, as of March 1, 1998, is:

                   ---------------------------------------
                             Six million Dollars
                   ---------------------------------------
                                $6,000,000
                   ---------------------------------------

PKF Consulting appreciates this opportunity to be of service to you. Should you have any questions, or if we can be of further assistance, please do not hesitate to contact us.


                       Yours sincerely,

                       PKF Consulting


                       /s/ Thomas E. Callahan
                       ------------------------------------
                       By Thomas E. Callahan, CPA, CRE, MAI
                          Executive Vice President
                          California Certified General Appraiser #AG9618

                             TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                        PAGE

A.   INTRODUCTION                                                          1
     1.   Identification of the Property                                   2
     2.   Purpose and Function of the Appraisal                            2
     3.   Property Rights Appraised                                        2
     4.   Important Dates                                                  2
     5.   Summary of Ownership and Sales History                           2
     6.   Definition of Values                                             3
          a.   Market Value                                                3
     7.   Scope and Methodology of the Appraisal                           3

B.   AREA AND NEIGHBORHOOD REVIEW                                          4

C.   SITE DESCRIPTION                                                      4
     1.   Location, Access, and Visibility                                 4
     2.   Topography, Shape and Size                                       4
     3.   Zoning and Other Governmental Regulation                         5
     4.   Easements and Covenants                                          7
     5.   Utilities                                                        7
     6.   Assessed Value and Property Taxes                                7
     7.   Soil Conditions and Hazardous Materials                          8
     8.   Flood, Wetlands, and Earthquake Zones                            8
     9.   Proposed Development Plan                                        9
     10.  Development Timeline                                            10

D.   MARKET ANALYSIS AND HIGHEST AND BEST USE                             10
     1.   The Performance of Executive Conference Centers                 10
     2.   The Performance of the Competitive Lodging Market               11
     3.   Additions to Supply                                             12
     4.   Projected Performance of the Proposed Mori Point
          Conference Center                                               13
     5.   Highest and Best Use                                            13

E.   VALUATION                                                            14
     1.   Subdivision Development (Discounted Cash Flow Analysis)         14
          a.   Introduction                                               14
          b.   Projected Market Position of the Subject Property          15
          c.   Cash Flow Projections
               i.   Operating Statistics on Comparable
                    Conference Centers                                    15
               ii.  Stabilized Year Estimate                              16
               iii. Estimated Operating Results for the Holding Period    19
          d.   Discounted Cash Flow Analysis                              22
          e.   Deduction for the Costs to Open the Conference Center      23

                             TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                        PAGE
E.   VALUATION (Continued)
          f.   Estimated "As Is" Value of the Subject                     24
     2.   Ground Rent Capitalization                                      25
     3.   Sales Comparison Approach                                       26
          a.   Introduction                                               26
          b.   Analysis of Sale                                           27

F.   RECONCILIATION AND FINAL ESTIMATE OF VALUE                           28



ADDENDA
A.   Certification of the Appraisers
B.   Statement of Assumptions and Limiting Conditions
C.   Qualifications of the Appraisers

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                 SUMMARY OF IMPORTANT FACTS AND CONCLUSIONS
--------------------------------------------------------------------------------
Property Location                      West of Highway 1 between the Rockaway
                                       Beach and Sharp Park exits at Mori
                                       Point, in Pacifica, San Mateo County,
                                       California

Owner                                  National Investors Financial, Inc.

Assessor's Parcel Number               018-150-010 and 016-430-010

Effective Date of Appraisal            March 31, 1998

Property Rights Appraised              Fee Simple Estate

                             HIGHEST AND BEST USE

Highest and Best Use                   Development of a 275-room
                                       Hotel/Conference Center
--------------------------------------------------------------------------------
                              PROPERTY DESCRIPTION
--------------------------------------------------------------------------------
Site:
     Area                              104.98 Acres (4,572,924 square feet)
     Zoning                            Planned Development (P.D.) allowing for
                                       a 275-room Hotel/Conference Center
     Flood Zone                        C
     Environmental Development Plan:
          Earthquake Fault Zone        No
          Shape                        Roughly rectangular
          Topography                   Steep slopes
Recommended Development:
     Number of Rooms                   275
     Estimated Gross Building Area     213,375 square feet or 776 square feet
                                       per room
     Estimated Date of Opening         January 1, 2002
     Stabilized Occupancy              68.0%
     Average Room Rate                 $156.00 (1998 value dollars)
     Stabilized Net Operating Income   $5,836,000 (1998 value dollars)
--------------------------------------------------------------------------------
                           VALUATION CONCLUSION
--------------------------------------------------------------------------------
Development Approach                   $6,000,000
Ground Rent Capitalization             $6,300,000
Sales Comparison Approach              $6,300,000
--------------------------------------------------------------------------------
FINAL ESTIMATE OF "AS IS"
MARKET VALUE--MARCH 31, 1998           $6,000,000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

A.   INTRODUCTION

     1.   IDENTIFICATION OF THE PROPERTY

The subject of this appraisal is a 104.98-acre parcel located on Mori Point in the City of Pacifica, County of San Mateo, State of California. A legal description of the site is included in the Addenda of our original appraisal.

     2.   PURPOSE AND FUNCTION OF THE APPRAISAL

The purpose of this appraisal is to estimate the "as is" market value of the fee simple estate in the subject. The function of the appraisal is for use by National Investors Financial for financial reporting purposes as well as to provide necessary information for an offering circular which will be distributed to investors.

     3.   PROPERTY RIGHTS APPRAISED

The property rights appraised represent the fee simple estate in the subject. A fee simple estate is defined as:

     ABSOLUTE OWNERSHIP UNENCUMBERED BY ANY OTHER INTEREST OR ESTATE, SUBJECT ONLY TO THE LIMITATIONS IMPOSED BY THE GOVERNMENTAL POWERS OF TAXATION, EMINENT DOMAIN, POLICE POWER, AND ESCHEAT.(1)

     4.   IMPORTANT DATES

The effective date of the appraisal is March 1, 1998. The property was inspected by Thomas E. Callahan, CPA, CRE, MAI and Corey Limbach on several occasions between April 29th and May 15th, 1997.

     5.   SUMMARY OF OWNERSHIP AND SALES HISTORY

National Investors Financial, on behalf of investors, took title to the subject through foreclosure on August 31, 1992. The amount of the unpaid debt secured by the subject at that time was $11,975,058. We are not aware of any sales transactions involving the subject which have occurred during the past three years.


----------------
(1) Appraisal Institute, THE DICTIONARY OF REAL ESTATE APPRAISAL, 3rd Ed (Chicago: Appraisal Institute, 1993) pg. 140

     6.   DEFINITION OF VALUES

          A.   MARKET VALUE

"Market value" means the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

     1. Buyer and seller are typically motivated;
     2. Both parties are well informed or well advised, and acting in what they consider their own best interests;
     3. A reasonable time is allowed for exposure in the open market;
     4. Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and,
     5. The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.(2)

"MARKET VALUE AS IS" on the appraisal date means an estimate of the market value of a property in the condition observed upon inspection and as it physically and legally exists without hypothetical conditions, assumptions, or qualifications as of the date the appraisal is prepared.(3)

     7.   SCOPE AND METHODOLOGY OF THE APPRAISAL

The scope of the appraisal included an inspection of the subject property and its immediate area, and analysis of the hotel and conference center market as it relates to the subject and an estimation of the subject's market value using the Subdivision Development, Ground Rent Capitalization and Sales Comparison Approaches to valuation.

Sources of information for the appraisal included interviews with management personnel of competitive and comparable hotel and conference facilities, representatives of local government and community agencies, industry professionals, and local realtors and brokers. Our research, methodology, analyses and conclusions were presented in the original summary report with an effective date of May 1, 1997. As noted previously, this is an updated appraisal conveyed in a letter report format.


-------------------
(2) FEDERAL REGISTER, Vol. 55, 165, Friday, August 24, 1990, Rules and Regulations, 12 CFR Part 34, 42(F)
(3) Appraisal Policies and Practices of Insured Institutions and Services Corporation Federal Home Loan Bank Board, "Final Rule", 12 CFR Parts 563 and 571, December 31, 1987

B. AREA REVIEW

In the past year, economic indicators for the San Francisco Bay Area show steady growth in all areas of population, employment, income levels, and tourism. The market area for the subject has remained strong, indicating a healthy arena to operate a hotel.

It should be noted that passenger counts at the San Francisco International Airport (SFO) have increased and expansion plans for SFO have progressed during the past year. SFO is the fifth largest passenger airport in the United States and the sixth largest in terms of international passengers. SFO has more than 60 scheduled airlines, including international, domestic, commuter, seasonal, and charter airlines, as well as air cargo carriers. In 1997, the airport handled approximately 40.5 million passengers which represents a 3.2 percent increase over 1996 and a 3.9 compound annual growth rate (CAGR) since 1990. SFO is forecasting passenger volume to grow to 51 million by the year 2006 which represents a CAGR of 2.6 percent over 1997.

In response to the projected economic growth of the Bay Area, SFO has adopted a Master Plan Program that is currently under construction. This $2.4 billion improvement and expansion program is designed to meet the increasing number of domestic and international travelers who use SFO. The project includes a new two-million-square-foot International Terminal, an Airport Rail Transit System (the "ART System"), entrance roadways and public parking facilities, a consolidated rental car facility, expanded cargo facilities, and an Aviation Library and Museum. Upon completion, the Master Plan Program will increase the number of international gates from 10 to 24, and provide the infrastructure and amenities to support and serve the increased passenger volume. The near-term Master Plan Program, which includes the new International Terminal, is currently scheduled for completion in mid-2001, prior to the opening of the proposed Mori Point Conference Center.

Given the proximity of the subject site to SFO and its location being within the San Francisco Bay Area, the proposed Mori Point Conference Center, upon opening, may be positively impacted by the growth in the area.

C.   SITE DESCRIPTION

     1.   LOCATION, ACCESS, AND VISIBILITY

The subject site is located west of Highway 1 with direct ocean frontage in the City of Pacifica, County of San Mateo, State of California. The subject site is approximately 6 miles south of the San Francisco city limits, 7.5 miles west of the San Francisco Airport, and 18 miles north of Half Moon Bay. Travel time to the airport is approximately 15 minutes, and 20 minutes to downtown San Francisco.

North of the subject site are single-family, modest residential homes in the Fairway Park complex. Further north of Fairway Park is the Sharp Park Municipal Golf Course, owned and operated by the City and the County of San Francisco. On the western side of the golf course is an important habitat for the San Francisco garter snake. South of the subject site is Rockaway Beach, a commercial and visitor hub in Pacifica.

Improvements are proposed to create one or more access roads to the subject site. These roadways would improve commercial access by providing an alternative access to and from the Coast Highway. Alternatives such as a local roadway on an overpass of Highway 1 at the Mori Point cut as well as a frontage road extending from Clarendon Road have been proposed. Each alternative needs more study. However, Caltrans is considering the addition of a new interchange at Mori Point Road as part of their Highway One project.
 Should this occur, access would be direct to the subject site from the Coast Highway. Access to the site is currently available off of Highway 1 from Mori Point road, currently an unimproved private road. This exit is between the Rockaway Beach and Sharp Park exits.

Access to the site from the surrounding area is considered very good due to its proximity to both SFO and downtown San Francisco. Direct access from the road is not ideal considering that this particular section of Highway 1 is a two-lane highway. In this area, the highway is now at capacity during commuter's peak-use hours.

Because of its prominent elevation, Mori Point has excellent visibility for travelers driving both north and south on Highway 1.

     2.   TOPOGRAPHY, SHAPE AND SIZE

The subject's land area is approximately 4,572,924 sq. ft., or 104.98 acres. The site has a roughly rectangular shape with a smaller rectangular component extending from the center of the northern section of the parcel. According to the plat map the site has frontage of approximately 1,360 feet along the ocean, 1,100 on Highway 1 and 3,100 feet on both the south and north end of the parcel. The smaller protrusion has dimensions of approximately 650 feet by 450 feet. The topography of the site consists of highly visible steep slopes and a striking ridgeline. The highest point of the site is on the northwest tip, just south of where the proposed hotel/conference center would be located. The view of the ocean is spectacular from Mori Point.

     3.   ZONING AND OTHER GOVERNMENTAL REGULATIONS

The subject site is legally identified as A.P. No. 016-430-010 and 018-150-010 and zoned to P-D (planned development). This site was previously zoned for A/B-5 (Agriculture) and C-R (Commercial Recreation) but in 1984, was re-zoned through a public referendum (City of Pacifica, Measure C) in which the city's voters approved the proposed Development Plan. The proposed development plan consisted of 60 residential units to be located on the northern section of the property, an equestrian complex to be located at the eastern end of the property and a hotel/conference center with two restaurants and retail space to be located at the western end of the property. The ridgeline area and marsh area are restricted to open space which shall either be dedicated to a public agency or, if not accepted by a public agency, restricted to privately owned and maintained open space.

Following a draft Environment Impact Report in 1984, the plan received approval by the city and the Coastal Commission for a 275-room hotel/conference center and two restaurants. The 60 detached single family dwellings could not be approved until the hotel was constructed.

On February 9, 1988, there were amendments made to the Mori Point Land Use Plan. They have been approved by the city council but have not yet been submitted to the Coastal Commission for approval. To understand the important elements of these amendments, please refer to page 16 of our previous appraisal.

Following a series of extensions, the approvals for the site expired in 1992. On August 31, 1992, National Investors Financial, on behalf of its investors, took title to the property through foreclosure, with the intent to pursue the conference center development. National will now have to go through similar processes in order for a new plan to be approved. Review by the Planning Commission will be required and will include consideration of a new Environmental Impact Report, a Specific Plan, the Tentative Map, development and phasing schedule, and, if necessary, a variance from the land coverage control standards of the Hillside Preservation District (HDP) Ordinance.

In the course of our research, we spoke with Mr. Malcolm Carpenter, A.I.C.P and Mr. Tim Molinare, Community and Economic Development Director for the City of Pacifica. These individuals are knowledgeable of the history of the development and the process required to proceed with the development. Based on our discussions, it is clear that the City of Pacifica is interested in fostering new lodging development, and considers the Mori Point project a major priority for future economic growth. Our understanding from these parties is that the zoning allowing for the hotel development, as passed by public vote, cannot be changed except as a result of another vote or court action.

While it is anticipated that there will be some opposition to the project based on environmental issues, the developers appear to be taking every precaution to ensure that the key issues of endangered species and soil erosion are being addressed properly. It is a stated assumption of this report that the appraised value assumes that the project will receive all necessary approvals and will therefore be able to be developed.

Progress has been made during the past year in the permit process to further development on the subject site. First, it was determined that the California red-legged frog and the California garter snake do exist on the subject site. A wetland report has been approved and a draft has been completed for a mitigation/monitoring plan. It has been decided that a Section 7 Permit can substitute the 10(A) Permit, which is underway and should be completed in four months. Once approved, the developer can begin the necessary habitat enhancement work. Open space for the garter snakes has been designated and progress has been made in identifying a custodian agency to monitor this habitat. Per Mac Carpenter, it is estimated that all entitlements should be issued in approximately 24 months in order to receive the final permit to begin grading for construction.

     4.   EASEMENTS AND COVENANTS

Included in the Addenda to this report is a copy of the Policy of Title Insurance issued by Commonwealth Land Title Insurance Company, dated April
30, 1990. The title policy refers to a non-exclusive easement and right of way for ingress and egress. In addition, there is an easement for access along Mori Point Road to the Horse Stable Pond. We are not aware of any easements or covenants which would adversely affect the value of the property.

     5.   UTILITIES

All utilities are available and connected to the site. Utility services to the building are provided by the following agencies:

             ----------------------------------------------------
             ----------------------------------------------------
             Electricity        Pacific Gas and Electric Company
             Natural Gas        Pacific Gas and Electric Company
             Water              North Coast County Water District
             Sewer              City of Pacifica
             Telephone          Pacific Telephone Company
             ----------------------------------------------------
             ----------------------------------------------------

     6.   ASSESSED VALUE AND PROPERTY TAXES

The subject site is assessed by the County of San Mateo on a tax year commencing July 1 of every year. Under the provisions of Article 13-A of the State of California, properties are assessed based upon their fair market value as of the change of ownership date. The assessed value can be increased a maximum of two percent per year until such date as the property is subsequently sold, substantial new construction take place, or the use of the property is substantially changed.

The current assessed value of the property is as follows:

                     ------------------------------------
                     ------------------------------------
                                APN# 018-150-010
                     ------------------------------------
                     Land Value                $3,315,811
                     Improvements                  0
                     Personal Property             0
                     Net Taxable Value         $3,315,811
                     ------------------------------------
                                APN # 016-430-010
                     ------------------------------------
                     Land Value                $441,752
                     Improvements                  0
                     Personal Property             0
                     Net Taxable Value         $441,752
                     ------------------------------------
                     ------------------------------------

For the 1997/98 fiscal year, the annual tax amount was $41,005.72, indicating a tax rate of 1.09 percent. It is our understanding that National Investors Financial has a five-year tax payment plan which has been paid on a regular basis.

     7.   SOIL CONDITIONS AND HAZARDOUS MATERIALS

The steep slopes, covered with coastal vegetation, have only a thin layer of soil and are subject to serious erosion. Also, emergency access to this area is difficult. According to the amendments to the land use plan, the steep slopes and upper ridgeline have been designated Open Space Residential and Prominent Ridgeline. These designations will preclude any development unless it is shown that the public's safety can be assured, no geotechnical problems will result and there is no other place on the site to develop. Currently, there are several geotechnical firms being interviewed to conduct a study of the land.

We have no knowledge of any hazardous materials present in the soil. It is assumed that the soil and improvements do not contain any toxic or hazardous materials.

     8.   FLOOD, WETLANDS, AND EARTHQUAKE ZONES

According to the Flood Insurance Rate Map Community Panel Number 060323-0004D of the Federal Emergency Management Agency, dated February 19, 1987, the subject property is zoned "C", an area determined to be outside the 500-year flood plain. This area has been identified in the community flood insurance study as having a moderate or minimal hazard from the principal source of flood, and flood insurance is not mandatory.

Flood control is by a drainage plan of storm drains and adheres to city codes. Federal Flood Insurance is available but not mandatory.

According to a representative of the California State Department of Mines and Geology, the subject is not in an Earthquake Fault Zone. However, the entire Northern California area is considered to be a seismically active region.

     9.  PROPOSED DEVELOPMENT PLAN

As described in detail on page 19 of the original appraisal dated May 19, 1997, the proposed Mori Point Conference Center is intended to be a fully dedicated conference center by offering a self-contained, full-service meeting environment. It is our opinion that the group meeting market in the San Francisco Bay Area is strong and that a fully dedicated conference center proximate to SFO and downtown San Francisco is an appropriate hotel development.

The current property owner will be engaging a new architect to design a new plan to submit for approval. It is our understanding that as long as the overall development program remains the same, they will have the ability to make minor alterations to the design. At this time, however, detailed plans are not available.

As we do not have detailed plans, we have therefore used the foregoing criteria for an executive conference center as the basis for our estimates of the space requirements for the Mori Point Conference Center. It is important to design sufficient meeting space in relation to the number of guest rooms and enough food and beverage outlet seats to accommodate both the in-house guests and meeting attendees. The following table summarizes our estimates of the space for the individual components and the total project, which we have used in our estimate of the development cost (presented in the following section).

                  -----------------------------------------
                  -----------------------------------------
                          MORI POINT CONFERENCE CENTER
                          ESTIMATED DEVELOPMENT PROGRAM
                  -----------------------------------------
                  Number of Rooms                       275
                  Square Feet Per Room                  400
                  Circulation                         30.0%
                  Total Guest Room Square Footage   143,000
                  Meeting Space                      27,500
                  Pre-Function/Circulation            6,875
                  Lobby                               5,000
                  Restaurant Space                    9,000
                  Lounge                              2,000
                  Recreation                          3,000
                  Back-of-House                      17,000
                  Total Square Feet                 213,375
                  Square Feet Per Room (Gross)          776
                  Parking Spaces Per Hotel Room         1.5
                  Parking Spaces                        412
                  -----------------------------------------
                  -----------------------------------------


The management and affiliation of the proposed conference center has not yet been identified.

     10.   DEVELOPMENT TIMELINE

As mentioned previously, it was decided that a Section 10(A) Permit was not necessary and that a Section 7 Permit would suffice in order to enable the developer to begin Habitat Enhancement work. According to the developer, good progress has been made in dedicating the identified "open space" to a custodian agency for the SF garter snake as required by the Habitat Conservation Plan. In addition, a study by a geotechnical firm to determine if there is any erosion or cliff retreat is needed and a tentative map needs to be filed. Finally, a new architect will be selected to re-plan this development.

Another hurdle in the development process is to build adequate infrastructure to support a conference center in an efficient and safe manner. Whether the developer decides to create a frontage road along the ocean, an overpass over Highway 1, or a four-way signaled intersection, the process will be time consuming and expensive. Should Caltrans assist by creating an interchange at Mori Point Road, an encroachment permit will not be needed. More study of potential infrastructure changes will need to be done.

The entire entitlement process prior to obtaining the final permit is estimated to take approximately 24 months. We are then allotting 18 months for construction. Given this estimated pre-development and development timeline, we have projected that the Mori Point Conference Center would be open by January 1, 2002.

D.   MARKET ANALYSIS AND HIGHEST AND BEST USE

     1.   THE PERFORMANCE OF EXECUTIVE CONFERENCE CENTERS

As mentioned in our previous appraisal, our research has shown that executive conference centers are best able to take advantage of the recent improvements in the national economy and corporate profits. In addition, corporate meeting planners prefer executive conference centers over traditional hotels when their budget allows.

The International Association of Conference Centers (IACC) and PKF Consulting have recently completed the biennial CONFERENCE CENTER INDUSTRY, A STATISTICAL AND FINANCIAL PROFILE - NORTH AMERICA 1998 report. The following summarizes the market performance and of executive conference centers as researched by the IACC and PKF Consulting.

   - An independent executive conference center located near an airport enjoys the highest occupancy rate, at approximately 70.0 percent;

   - Between 1996 and 1997, ADR growth was highest among executive conference centers, at an increase of approximately 9.0 percent;

   - Unlike resort and full-service hotels, conference centers were able to increase their occupancy in 1997;

   - In 1997, executive conference centers averaged 70.1 percent occupancy, while conference centers with 250 rooms or more averaged 67.3 percent.

In sum, our research has indicated that the overall national meeting market is a broad and important sector within the national hospitality industry, with the corporate segment being the largest. Moreover, executive conference centers are the most successful type within the corporate segment as evidenced by the growth in occupancy levels and average daily rates.

     2.   THE PERFORMANCE OF THE COMPETITIVE LODGING MARKET

The competitive market for the proposed conference center at Mori Point is derived from comparable hotels located within both the coastal and the San Francisco Airport sub-markets. Presented in the following text is a brief analysis of the proposed subject's competitive hotel market.

The primary competitive lodging market for the proposed conference center at Mori Point is comprised of four hotels with a total of 492 rooms. The selection of the competitive supply was based on location, facilities and amenities, room rate structure, and market orientation. These hotels are all full-service hotels and conference centers, which cater to group and leisure demand emanating primarily from the Bay Area, but with a secondary component of national business attracted to their coastal locations. The secondary competitive lodging market is comprised of three group-oriented airport properties with 1,865 guest rooms, rendering the total to 2,357 rooms.

While a more descriptive summary of each of the competitive hotels is included in our previous appraisal, the primary competitive hotels include the Seascape Resort in Aptos, the Chaminade Conference Center in Santa Cruz, the Lighthouse Inn in Pacifica, and the Half Moon Bay Lodge. The secondary competitive hotels include the Hyatt Regency, Marriott and the Westin at SFO.

The year-end 1997 occupancy level for the overall competitive supply was 78.9 percent, a slight decrease from the aggregate occupancy of 80.3 percent in 1996. The primary competitive market's occupancy increased to 70.4 percent in 1997 from 68.7 percent in 1996. This can be attributed to the positive impact of the new renovations at the Lighthouse Inn as well as an increase in demand with very little increase in supply in the coastal area. The secondary competitive market saw a slight decrease in occupancy from 83.3 percent in 1996 to 81.2 percent in 1997, most likely attributed to an emphasis by management to increase average daily rates at the risk of an occupancy decrease. The range of occupancy levels within the overall competitive supply was from approximately 68.0 percent to
83.0 percent.

Average daily rate (ADR) growth within the competitive market has been significant, representing approximately a 15.0 percent increase from an ADR of $117.43 in 1996 to $135.85 in 1997. The primary competitive hotels increased at a lower rate of approximately 9.0 percent from $134.59 in 1996 to $147.21 in 1997. The secondary hotels increased dramatically from $113.69 in 1996 to $133.26 in 1997, representing a 17.0 percent increase. The ADR's ranged between approximately $85.00 and $200.00.

Based on discussions with hotel operators and year-to-date trends in the Bay Area, 1998 occupancies are projected to remain flat or even decrease slightly, with growth in ADR to continue, but at lower rates than seen in previous years.

     3.   ADDITIONS TO SUPPLY

In addition to the existing properties, we have reviewed information on other properties which could enter the market and potentially offer additional competition to the subject. We have identified the following potential additions:

   - The Beach House, with 54 rooms, opened in April of 1997 in El Granada, just north of Half Moon Bay. This property is upscale in nature, but with limited meeting space is geared primarily to the individual leisure and commercial markets. According to management, they exceeded 1997 forecast in both occupancy and ADR.

   - A 38-unit Holiday Inn Express in Rockaway Beach in Pacifica, proximate to the Lighthouse Inn, is under review for its building permit. A proposed 120-unit limited-service hotel, east of Highway One on Oceana Boulevard has just started its application process. If built, this would be a chain-affiliated, commercial oriented property.

   - Numerous smaller commercial hotels are being discussed in the airport area.

   - A 414-unit upscale resort in Half Moon Bay has received approvals from the City and Coastal Commission, and is awaiting a building permit. This development, otherwise known as Ocean Colony, is rumored to be a Four Seasons Resort and is in the final provisions for construction. Should the hotel be completed and under the affiliation with Four Seasons, the hotel will cater to the high-end leisure traveler.

We are of the opinion that none of these developments would create a significant impact on the potential performance of the proposed subject due to its conference center orientation.

     4.   PROJECTED PERFORMANCE OF THE PROPOSED MORI POINT CONFERENCE CENTER

Based on the performance of executive conference centers and the competitive market, we believe there is sufficient market demand in the San Francisco Bay Area to support a high quality conference center similar to that proposed in Pacifica.

Based on all of the information on the local competitive market as well as the performance of executive conference centers nationally, we estimate the subject property will achieve a stabilized occupancy level of 68.0 percent, with an average daily room rate of $156.00 in current value (1998) dollars. Because of the strength of the ADR increase in the market, we have increased our 1997 projection of a $145.00 average rate for the subject by approximately 8.0 percent to derive at our 1998 average rate of $156.00. The following table summarizes our conclusion of the subject's occupancy and average room rate for its first ten years of operation.

        --------------------------------------------------------------
        --------------------------------------------------------------
                    PROPOSED MORI POINT CONFERENCE CENTER
                PROJECTED OCCUPANCY LEVELS AND AVERAGE ROOM RATE
                                 (2002 TO 2011)
        --------------------------------------------------------------
                                ANNUAL      AVERAGE DAILY      PERCENT
              YEAR             OCCUPANCY      ROOM RATE        CHANGE
        --------------------------------------------------------------
        Stabilized Year(1)       68.0%         $156.00             -
               2002              60.0%         $176.00             -
               2003              64.0%         $181.00           3.0%
               2004              68.0%         $186.00           3.0%
               2005              68.0%         $192.00           3.0%
               2006              68.0%         $198.00           3.0%
               2007              68.0%         $204.00           3.0%
               2008              68.0%         $210.00           3.0%
               2009              68.0%         $216.00           3.0%
               2010              68.0%         $222.00           3.0%
               2011              68.0%         $229.00           3.0%
        --------------------------------------------------------------
        (1)Stated in 1998 value dollars.
        --------------------------------------------------------------
        --------------------------------------------------------------

The subject property would be expected to derive approximately 60 percent of its demand from conferences. The remainder of its business would be from leisure travelers seeking coastal accommodations, primarily on the weekends and in the summer, and overflow commercial demand from the airport market.

     5.   HIGHEST AND BEST USE

Based on our analysis of the subject site and the existing market conditions within the immediate area, it is our opinion that the highest and best use of the property as vacant would be to develop an executive conference center hotel such as the proposed.

E.   VALUATION

As outlined in our previous appraisal, we are of the opinion that a "Subdivision" Development Analysis, Ground Rent Capitalization, and the Sales Comparison Approach are appropriate methods to value the subject site. These three procedures were discussed on page 36 of the previous appraisal report. We have revised our valuation analysis for the purposes of the updated appraisal. Any updates or changes to each approach will be referenced.

     1.   SUBDIVISION DEVELOPMENT (DISCOUNTED CASH FLOW ANALYSIS)

          a. INTRODUCTION

A discounted cash flow (subdivision development) analysis is used to value vacant land that has the potential for development for a use (such as a hotel) when that use represents the likely highest and best use of the land.

As outlined previously, the subject has city approval to develop a 275-room hotel and conference center, and based on our analysis, this use represents he highest and best use of the site.

In order to develop an estimate of the value of the subject using this approach, we have performed the following tasks.

  1. Based on our market analysis and recommended development program outlined in the prior sections, we developed a ten-year statement of estimated annual operating results (net operating income) for a 275-room hotel/conference center.

  2. Using a yield capitalization (discounted cash flow) analysis, we developed an estimate of the prospective market value of the conference center upon completion of development (assumed to be January 1, 2002).

  3. From this prospective market value, we then deducted the estimated cost to develop the conference center, as well as an appropriate entrepreneurial or developer profit. The resulting residual value represents what a prudent and knowledgeable investor would presumably pay for the subject property under this development scenario ("as is" value).

Presented in the following text is a discussion of our findings and conclusion as to the value of the subject using a development approach.

          b.   PROJECTED MARKET POSITION OF THE SUBJECT PROPERTY

As stated in the market analysis section of this report, we have estimated that the property would stabilize at 68.0 percent occupancy by the year 2004, the third year of operation for the conference center. In terms of average daily room rate, we are of the opinion that a rate equivalent to $156.00 in 1998 dollars would be achievable.

          c.   CASH FLOW PROJECTIONS

Our approach to develop a cash flow forecast for the subject conference center upon completion was to first prepare an estimate of the net operating income (NOI) of the conference center for a typical or stabilized year of operation stated in current value (1998) dollars. The performance of the property in a stabilized year reflects the normal level of operation of the conference center at its stabilized occupancy (68.0 percent in the case of the subject), unaffected by temporary non-recurring expenses such as extraordinary start-up marketing, administrative and operational costs which can occur in the initial years of operation of a conference center or upon repositioning of the facility.

From this stabilized year estimate, we then develop a cash flow forecast over a typical holding period (here assumed to be ten years). This forecast over a holding period reflects the impact of such factors as changes in room rates, occupancy, inflation and the fixed and variable components of each revenue and expense item.

               i.   OPERATING STATISTICS ON COMPARABLE CONFERENCE CENTERS

The UNIFORM SYSTEM OF ACCOUNTS FOR CONFERENCE CENTERS, developed by the IACC and PKF Consulting, has been used in the classification of income and expenses in this report. In conformity with this system of account classification, only direct operating expenses are charged to operating departments of the conference center. The general overhead items which are applicable to operations as a whole are classified as deductions from income and include administrative and general expenses, a franchise fee, marketing, property operations and maintenance, and energy costs.

To portray price level changes during the analysis period, we have assumed a
3.0 percent annual inflation rate. This rate reflects the current long-term outlook for the future movement of prices projected by leading economists in the market, which is for the continuation of the prevailing low rates. It should be noted that inflation is caused by many factors, and unanticipated events and circumstances will affect the anticipated rate. Therefore, the operating results computed over the analysis period will vary from actual results, and the variations may be material.

To estimate the future operating results of the proposed conference center at Mori Point in Pacifica, we began with the analysis of the operating performance of five national conference centers. This information is primarily obtained from confidential information submitted in compilation of the 1997 edition of THE CONFERENCE CENTER INDUSTRY - A STATISTICAL AND FINANCIAL PROFILE published cooperatively by the IACC and PKF Consulting.

               ii.  STABILIZED YEAR ESTIMATE

Based on our evaluation of these comparable properties, as well as the overall industry averages, we were able to develop a statement of estimated annual operating results for the subject property for a stabilized year. Key assumptions used to develop the operating statement are summarized below.
For more supporting rationale behind each line item, please refer to our original appraisal report.

          REVENUES

     ROOMS revenues are based on our previously indicated stabilized operating performance of 68.0 percent annual occupancy at an average daily room rate of $156.00. This results in total rooms revenue for a stabilized year of $10,648,000.

     FOOD AND BEVERAGE revenues are based on comparable conference centers as well as an analysis of the local market for sales, to derive to 1998 revenues of approximately $6.9 million for food sales and $1.7 million for beverage.

     TELEPHONE revenues are estimated at $6.30 per occupied room (POR) based on comparable conference centers, with a range of $4.37 to $7.68 POR and a weighted average of $5.70.

     CONFERENCE SERVICES revenues, which include room rental are projected to be approximately $52.00 POR based on comparable conference centers which ranged from $8.28 POR to $99.20 POR, and a weighted average of $43.43.

     OTHER DEPARTMENT revenue and RENTALS AND OTHER INCOME are estimated at $5.20 POR and $10.25 POR, respectively, based on comparable conference centers.

          DEPARTMENTAL EXPENSES

     ROOMS expenses are estimated to be 21.0 percent of rooms revenue, based on the operating performance of the comparable hotels.

     FOOD AND BEVERAGE expenses are forecast to approximate 70.0 percent of revenue, which is similar to the expense ratio achieved by the comparable hotels.

     TELEPHONE expenses are estimated to equal approximately 50.0 percent of telephone revenues, compared to the weighted average of the comparables at 45.5 percent.

     CONFERENCE SERVICES expenses is estimated to be 50.0 percent of revenues, based on comparable conference centers

     OTHER DEPARTMENTS expense are forecast at 100.0 percent of revenue, based on our experience of other conference center facilities.

          UNDISTRIBUTED EXPENSES

     Based on comparable conference center facilities and our experience with hotels in the local area, we estimated undistributed expenses on a per available room basis to be approximately $6,800 for ADMINISTRATIVE AND GENERAL, $6,200 for MARKETING, $3,700 for PROPERTY MAINTENANCE, $2,600 for ENERGY AND UTILITIES.

          MANAGEMENT FEES AND FIXED CHARGES

     We have utilized a 3.0 percent MANAGEMENT FEE for the subject property.

     PROPERTY TAXES are estimated based on the current property tax rate applied to the estimated fee simple value of the subject property. These taxes are inflated at 2.0 percent each year, in-line with California State law, and will equal $612,000 in a stabilized year.

     INSURANCE costs are estimated at $825 PAR, or $227,000 in a stabilized year, based on the operating performance of hotels in Northern California.

     RESERVE FOR REPLACEMENT is estimated at 4.0 percent annually, based on industry standard.

Based on the previous analysis, presented on the following page is an estimate of the proposed conference center's stabilized year operating results expressed in current value 1998 dollars.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                           MORI POINT CONFERENCE CENTER
                                 REPRESENTATIVE YEAR OPERATING RESULTS (1998 $)
                                 ----------------------------------------------
                                       Total       Ratios  Per Room   Per ORN
                                 ----------------------------------------------
REVENUES
  Rooms                             $10,648,000     43.8%  $38,720   $156.00
  Food                                6,914,000     28.5    25,142    101.30
  Beverage                            1,729,000      7.1     6,287     25.33
  Telephone                             427,000      1.8     1,553      6.26
  Conference Services                 3,515,000     14.5    12,782     51.50
  Other Departments                     352,000      1.4     1,280      5.16
  Rentals and Other Income              700,000      2.9     2,545     10.26
                                 ----------------------------------------------
  Total Revenues                     24,285,000    100.0    88,309    355.80
                                 ----------------------------------------------
DEPARTMENTAL EXPENSES (1)
  Rooms                               2,236,000     21.0     8,131     32.76
  Food and Beverage                   6,050,000     70.0    22,000     88.64
  Telephone                             213,000     49.9       775      3.12
  Conference Services                 1,758,000     50.0     6,393     25.76
  Other Departments                     352,000    100.0     1,280      5.16
                                 ----------------------------------------------
  Total Departmental Expenses        10,609,000     43.7    38,578    155.43
                                 ----------------------------------------------
DEPARTMENTAL INCOME                  13,676,000     56.3    49,731    200.37
                                 ----------------------------------------------
UNDISTRIBUTED OPERATING EXPENSES
  Administrative and General          1,863,000      7.7     6,775     27.29
  Marketing                           1,712,000      7.0     6,225     25.08
  Property Maintenance                1,018,000      4.2     3,702     14.91
  Energy and Utilities                  708,000      2.9     2,575     10.37
                                 ----------------------------------------------
  Total Undistributed Expenses        5,301,000     21.8    19,276     77.66
                                 ----------------------------------------------
INCOME BEFORE FIXED CHARGES           8,375,000     34.5    30,455    122.70
                                 ----------------------------------------------
MANAGEMENT FEES AND FIXED CHARGES
  Management Fees                       729,000      3.0     2,651     10.68
  Property Taxes                        612,000      2.5     2,225      8.97
  Insurance                             227,000      0.9       825      3.33
                                 ----------------------------------------------
  Total                               1,568,000      6.5     5,702     22.97
                                 ----------------------------------------------
INCOME BEFORE RESERVE                 6,807,000     28.0    24,753     99.73
                                 ----------------------------------------------
  Reserve for Replacement               971,000      4.0     3,531     14.23
                                 ----------------------------------------------
INCOME BEFORE OTHER CHARGES (4)      $5,836,000     24.0%  $21,222    $85.50
                                 ----------------------------------------------
                                 ----------------------------------------------
Number of Rooms                             275
Room Occupancy                              68%
Average Room Rate                       $156.00
-------------------------------------------------------------------------------
Notes:                           (1) Departmental expense ratios are based on
                                     the respective department's revenue, not
                                     total revenue.

                                 (2) Income before amortization, depreciation,
                                     and income taxes.

                                 Numbers may not foot due to rounding.
-------------------------------------------------------------------------------
Source:                          PKF CONSULTING
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

              iii. ESTIMATED OPERATING RESULTS FOR THE HOLDING PERIOD

The previous analysis provided for the income and expenses incurred in the operation of the subject in a stabilized year of operation. We then estimated income and expenses for the subject during each year of the holding period anticipated by a typical investor, concluded to be ten years. To portray price level changes during the holding period, we have assumed an inflation rate of 3.0 percent throughout the projection period. This rate reflects the consensus of several well-recognized economists for the current long-term outlook for the future movement of prices and is consistent with the inflation rates experienced in recent years. Property taxes are projected to increase at a rate of 2.0 percent per year as required by law.

The estimated annual operating results for the proposed conference center at Mori Point for the 10-year holding period beginning January 1, 2002 is presented on the two following pages.

                        MORI POINT CONFERENCE CENTER

                        PROJECTED OPERATING RESULTS

----------------------------------------------------------------------------------------------------------------------------------
                                               2002           2003           2004            2005           2006
----------------------------------------------------------------------------------------------------------------------------------
REVENUES
  Rooms                                     $10,600,000    $11,627,000    $12,695,000    $13,105,000    $13,514,000
  Food                                        7,131,000      7,681,000      8,256,000      8,504,000      8,759,000
  Beverage                                    1,783,000      1,920,000      1,064,000      2,126,000      2,190,000
  Telephone                                     424,000        465,000        509,000        525,000        540,000
  Conference Services                         3,491,000      3,835,000      1,197,000      4,323,000      4,453,000
  Other Departments                             349,000        384,000        420,000        432,000        445,000
  Rentals and Other Income                      695,000        763,000        835,000        860,000        886,000
                                            ------------------------------------------------------------------------
  Total Revenues                             24,473,000     26,675,000     20,976,000     29,875,000     30,787,000
                                            ------------------------------------------------------------------------
DEPARTMENTAL EXPENSES (1)
  Rooms                                       2,369,000      2,516,000      2,670,000      2,750,000      2,833,000
  Food and Beverage                           8,468,000      6,838,000      7,224,000      7,440,000      7,664,000
  Telephone                                     212,000        233,000        255,000        262,000        270,000
  Conference Services                         1,745,000      1,918,000      2,099,000      2,162,000      2,226,000
  Other Departments                             349,000        384,000        420,000        432,000        445,000
                                            ------------------------------------------------------------------------
  Total Departmental Expenses                11,143,000     11,889,000     12,668,000     13,047,000     13,438,000
                                            ------------------------------------------------------------------------
DEPARTMENTAL INCOME                          13,330,000     14,786,000     16,308,000     16,828,000     17,349,000
                                            ------------------------------------------------------------------------
UNDISTRIBUTED OPERATING EXPENSES
  Administrative and General                  2,054,000      2,130,000      2,224,000      2,291,000      2,360,000
  Marketing                                   2,058,000      2,053,000      2,043,000      2,103,000      2,169,000
  Property Maintenance                        1,145,000      1,180,000      1,215,000      1,251,000      1,289,000
  Energy and Utilities                          797,000        621,000        846,000        871,000        897,000
                                            ------------------------------------------------------------------------
  Total Undistributed Expenses                6,054,000      6,192,000      6,328,000      6,518,000      6,715,000
                                            ------------------------------------------------------------------------
INCOME BEFORE FIXED CHARGES                   7,276,000      8,594,000      9,980,000     10,310,000     10,634,000
                                            ------------------------------------------------------------------------
MANAGEMENT FEES AND FIXED CHARGES
  Management Fees                               734,000        804,000        869,000        896,000        924,000
  Property Taxes                                662,000        674,000        689,000        703,000        717,000
  Insurance                                     255,000        261,000        271,000        279,000        287,000
                                            ------------------------------------------------------------------------
  Total                                       1,651,000      1,734,000      1,829,000      1,878,000      1,928,000
                                            ------------------------------------------------------------------------
INCOME BEFORE RESERVE                         5,625,000      6,055,000      8,151,000      8,432,000      8,706,000
                                            ------------------------------------------------------------------------
  Reserve for Replacement                       979,000      1,067,000      1,159,000      1,195,000      1,231,000
                                            ------------------------------------------------------------------------
INCOME BEFORE OTHER CHARGES (2)              $4,646,000     $5,784,000     $6,992,000     $7,217,000     $7,475,000
                                            ------------------------------------------------------------------------
                                            ------------------------------------------------------------------------
Number of Rooms                                     275            275            275            275            275
Room Occupancy                                       60%            64%            68%            68%            68%
Average Room Rate                            $   176.00     $   181.00     $   186.00     $   192.00     $   198.00
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                                               2007           2008           2009            2010           2011
----------------------------------------------------------------------------------------------------------------------------------
REVENUES
  Rooms                                     $13,924,000    $14,334,000    $14,743,000    $15,153,000    $15,630,000
  Food                                        9,022,000      9,292,000      9,571,000      9,858,000     10,154,000
  Beverage                                    2,256,000      2,323,000      2,393,000      2,465,000      2,539,000
  Telephone                                     557,000        573,000        591,000        608,000        626,000
  Conference Services                         4,585,000      4,724,000      4,866,000      5,012,000      5,162,000
  Other Departments                             459,000        472,000        487,000        501,000        516,000
  Rentals and Other Income                      933,000        940,000        968,000        997,000      1,027,000
                                            ------------------------------------------------------------------------
  Total Revenues                             31,717,000     32,658,000     33,619,000     34,594,000     35,654,000
                                            ------------------------------------------------------------------------
DEPARTMENTAL EXPENSES (1)
  Rooms                                       2,918,000      3,005,000      3,095,000      3,188,000      3,264,000
  Food and Beverage                           7,894,000      8,131,000      8,325,000      8,626,000      6,885,000
  Telephone                                     278,000        287,000        295,000        304,000        313,000
  Conference Services                         2,293,000      2,362,000      2,433,000      2,506,000      2,501,000
  Other Departments                             499,000        472,000        457,000        501,000        516,000
                                            ------------------------------------------------------------------------
  Total Departmental Expenses                13,842,000     14,257,000     14,655,000     15,125,000     15,579,000
                                            ------------------------------------------------------------------------
DEPARTMENTAL INCOME                          17,875,000     18,401,000     18,934,000     19,469,000     20,075,000
                                            ------------------------------------------------------------------------
UNDISTRIBUTED OPERATING EXPENSES
  Administrative and General                  2,411,000      2,504,000      2,579,000      2,656,000      2,736,000
  Marketing                                   2,224,000      2,301,000      2,369,000      2,439,000      2,513,000
  Property Maintenance                        1,318,000      1,367,000      1,408,000      1,451,000      1,494,000
  Energy and Utilities                          974,000        952,000        980,000      1,010,000      1,040,000
                                            ------------------------------------------------------------------------
  Total Undistributed Expenses                6,917,000      7,124,000      7,336,000      7,556,000      7,736,000
                                            ------------------------------------------------------------------------
INCOME BEFORE FIXED CHARGES                  10,958,000     11,277,000     11,596,000     11,913,000     12,392,000
                                            ------------------------------------------------------------------------
MANAGEMENT FEES AND FIXED CHARGES
  Management Fees                               932,000        980,000      1,009,000      1,038,000      1,070,000
  Property Taxes                                211,000        746,000        761,000        776,000        192,000
  Insurance                                     296,000        305,000        314,000        323,000        133,000
                                            ------------------------------------------------------------------------
  Total                                       1,979,000      2,031,000      2,084,000      2,137,000      2,195,000
                                            ------------------------------------------------------------------------
INCOME BEFORE RESERVE                         8,979,000      9,246,000      9,514,000      9,776,000     10,092,000
                                            ------------------------------------------------------------------------
  Reserve for Replacement                     1,269,000      1,306,000      1,345,000      1,384,000      1,426,000
                                            ------------------------------------------------------------------------
INCOME BEFORE OTHER CHARGES (2)             $ 7,710,000    $ 7,940,000    $ 8,169,000    $ 8,392,000    $ 8,671,000
                                            ------------------------------------------------------------------------
                                            ------------------------------------------------------------------------
Number of Rooms                                     275            275            275            275            275
Room Occupancy                                       68%            68%            68%            68%            68%
Average Room Rate                           $    204.00    $    210.00    $    216.00    $    222.00    $    229.00
----------------------------------------------------------------------------------------------------------------------------------

Notes:  (1) Departmental expense ratios are based on the respective department's revenue, not total revenue.

        (2) Income before amortization, depreciation, and income taxes.

        Numbers may not foot due to rounding.

Source: PKF CONSULTING

                        MORI POINT CONFERENCE CENTER

                              RATIOS TO REVENUE

-----------------------------------------------------------------------------------------------------------------------------------
                                    2002       2003      2004      2005      2006      2007      2008      2009      2010     2011
-----------------------------------------------------------------------------------------------------------------------------------
REVENUES
  Rooms                             43.3%     43.6%     41.8%     43.9%     43.9%     43.9%     43.9%     43.9%     43.8%     43.8%
  Food                              29.1%     28.8%     28.5%     28.5%     28.5%     28.4%     28.5%     28.5%     28.5%     28.5%
  Beverage                           7.3%      7.2%      7.1%      7.1%      7.1%      7.1%      7.1%      7.1%      7.1%      7.1%
  Telephone                          1.7%      1.7%      1.8%      1.8%      1.8%      1.8%      1.8%      1.8%      1.8%      1.8%
  Conference Services               14.3%     14.4%     14.5%     14.5%     14.5%     14.5%     14.5%     14.5%     14.5%     14.5%
  Other Departments                  1.4%      1.4%      1.4%      1.4%      1.4%      1.4%      1.4%      1.4%      1.4%      1.4%
  Rentals and Other Income           2.8%      2.9%      2.9%      2.9%      2.9%      2.9%      2.9%      2.9%      2.9%      2.9%
                                  -------------------------------------------------------------------------------------------------
  Total Revenues                   100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%
                                  -------------------------------------------------------------------------------------------------

DEPARTMENTAL EXPENSES (1)
  Rooms                             22.3%     21.6%     21.0%     21.0%     21.0%     21.0%     21.0%     21.0%     21.0%     21.0%
  Food and Beverage                 72.6%     71.2%     70.0%     70.0%     70.0%     70.0%     70.0%     70.0%     70.0%     70.0%
  Telephone                         50.0%     50.1%     50.1%     49.9%     50.0%     49.9%     50.1%     49.9%     50.0%     50.0%
  Conference Services               50.0%     50.0%     50.0%     50.0%     50.0%     50.0%     50.0%     50.0%     50.0%     50.0%
  Other Departments                100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%
                                  -------------------------------------------------------------------------------------------------
  Total Departmental Expenses       45.5%     44.6%     43.7%     43.7%     43.6%     43.6%     43.7%     43.7%     43.7%     43.7%
                                  -------------------------------------------------------------------------------------------------
DEPARTMENTAL INCOME                 54.5%     55.4%     56.3%     56.3%     56.4%     56.4%     56.3%     56.3%     56.3%     56.3%
                                  -------------------------------------------------------------------------------------------------
UNDISTRIBUTED OPERATING EXPENSES
  Administrative and General         8.4%      8.0%      7.7%      7.7%      7.7%      7.7%      7.7%      7.7%      7.7%      7.7%
  Marketing                          8.4%      7.7%      7.1%      7.0%      7.0%      7.0%      7.0%      7.0%      7.1%      7.0%
  Property Maintenance               4.7%      4.4%      4.2%      4.2%      4.2%      4.2%      4.2%      4.2%      4.2%      4.2%
  Energy and Utilities               3.3%      3.1%      2.9%      2.9%      2.9%      2.9%      2.9%      2.9%      2.9%      2.9%
                                  -------------------------------------------------------------------------------------------------
  Total Undistributed Expenses      24.7%     23.2%     21.8%     21.8%     21.8%     21.8%     21.8%     21.8%     21.8%     21.8%
                                  -------------------------------------------------------------------------------------------------
INCOME BEFORE FIXED CHARGES         29.7%     32.2%     31.4%     34.5%     34.5%     34.5%     34.5%     34.5%     34.5%     34.5%
                                  -------------------------------------------------------------------------------------------------
MANAGEMENT FEES AND FIXED CHARGES
  Management Fees                    3.0%      3.0%      3.0%      3.0%      3.0%      3.0%      3.0%      3.0%      3.0%      3.0%
  Property Taxes                     2.7%      2.5%      2.4%      2.4%      2.3%      2.3%      2.3%      2.3%      2.2%      2.2%
  Insurance                          1.0%      1.0%      0.9%      0.9%      0.9%      0.9%      0.9%      0.9%      0.9%      0.9%
                                  -------------------------------------------------------------------------------------------------
  Total                              6.7%      6.5%      6.3%      6.3%      6.3%      6.2%      6.2%      6.2%      6.2%      6.2%
                                  -------------------------------------------------------------------------------------------------
INCOME BEFORE RESERVE               23.0%     25.7%     23.1%     28.2%     28.3%     28.3%     28.3%     28.3%     28.3%     28.3%
                                  -------------------------------------------------------------------------------------------------
  Reserve for Replacement            4.0%      4.0%      4.0%      4.0%      4.0%      4.0%      4.0%      4.0%      4.0%      4.0%
                                  -------------------------------------------------------------------------------------------------
INCOME BEFORE OTHER CHARGES (2)     19.0%     21.7%     24.1%     24.2%     24.3%     24.3%     24.3%     24.3%     24.3%     24.3%
                                  -------------------------------------------------------------------------------------------------
                                  -------------------------------------------------------------------------------------------------
Number of Rooms                      275       275       275       275       275       275       275       275       275       275
Room Occupancy                        60%       64%       68%       68%       68%       68%       68%       68%       68%       68%
Average Room Rate                $176.00   $181.00   $186.00   $192.00   $198.00   $204.00   $210.00   $216.00   $222.00   $229.00
-----------------------------------------------------------------------------------------------------------------------------------


Notes:  (1) Departmental expense ratios are based on the respective department's revenue, not total revenue.

        (2) Income before amortization, depreciation, and income taxes.

        Numbers may not foot due to rounding.

Source: PKF CONSULTING

          d.   DISCOUNTED CASH FLOW ANALYSIS

To estimate the value of the subject using a discounted cash flow analysis, it is assumed that the property will be sold at the end of the tenth year of a typical ten-year holding period. The value of the property is the present value of the net operating income in each year, plus the present value of the property as if sold at the end of the holding period (the "reversion"). The present value of these elements is obtained by applying a market-derived discount rate. The value of the property at that time is estimated by capitalizing the expected or anticipated net operating income of the property in the eleventh year, which should be normalized for a typical year, with a deduction for the costs of sale.

Using a market derived 14.0 percent discount rate and a 12.5 reversionary capitalization rate, we estimate the prospective value of the hotel to approximate $56.1 million, or $204,000 per room. Presented in the following table is the present value of the projected net operating income of the subject for the ten year holding period beginning January 1, 2002, along with the present value of the reversion deriving a prospective value estimate.

                  PROPOSED CONFERENCE CENTER AT MORI POINT

                       DISCOUNTED CASH FLOW ANALYSIS

--------------------------------------------------------------------
             CASH FLOW FROM    PRESENT VALUE        PRESENT VALUE
YEAR           OPERATIONS         FACTOR               @ 14.0%
--------------------------------------------------------------------
2002          $ 4,646,000         0.8772             $ 4,075,439
2003          $ 5,788,000         0.7695             $ 4,453,678
2004          $ 6,992,000         0.6750             $ 4,719,401
2005          $ 7,237,000         0.5921             $ 4,284,885
2006          $ 7,475,000         0.5194             $ 3,882,281
2007          $ 7,710,000         0.4556             $ 3,512,572
2008          $ 7,940,000         0.3996             $ 3,173,120
2009          $ 8,169,000         0.3506             $ 2,863,717
2010          $ 8,392,000         0.3075             $ 2,580,607
2011          $ 8,671,000         0.2697             $ 2,338,949
--------------------------------------------------------------------
Reversion     $75,096,000         0.2697             $20,256,681
--------------------------------------------------------------------
Net Present
 Value                                               $56,141,329
--------------------------------------------------------------------
Value, Rounded                                       $56,100,000
--------------------------------------------------------------------
--------------------------------------------------------------------

Source: PKF CONSULTING

Thus, based on the income generated from the hotel's operations and its value upon sale, the prospective market value of the fee simple estate in the subject conference center as of January 1, 2002, based on a discounted cash flow analysis is $56,100,000 or $204,000 per available room.

          e.   DEDUCTION FOR THE COSTS TO OPEN THE CONFERENCE CENTER

In order to estimate the "as is" value of the subject under this development scenario, the costs for the construction of the proposed conference center must be deducted from the estimated prospective market value. As described in the Property Description section, the subject property is expected to have a total of 213,375 square feet, which includes the guest rooms, meeting space, restaurants, other public space, back-of-the house and mechanical space, and circulation. This is equivalent to 776 square feet per guest room.

An explanation of our estimated development costs is described in detail on pages 56 to 59 of our previous appraisal report. To update our estimate for building improvements, we utilized current costs indicated in MARSHALL VALUATION SERVICES. For the remaining of our costs, we adopted our original estimates, as the basis for turnkey development costs have remained approximately the same over the past year.

As discussed in the Property Description, section we have estimated the project would be open by January 1, 2002. This indicates approximately 3.5 years from the current date (the date of valuation) to the prospective opening date. We have therefore made an adjustment for the time required to complete the development. All of the development costs except for building improvements, pre-development costs, and real estate taxes are inflated at 3.0 percent per year for the 3.5 years until opening. Construction costs for both base and parking were inflated for only three years, infrastructure/pre-development were inflated at two years, and real estate taxes were inflated at 2.0 percent for the full 3.5 years.

The following table presents a summary of the estimated development cost for the subject property.

                   PROPOSED CONFERENCE CENTER AT MORI POINT
                         ESTIMATED DEVELOPMENT COST

                                                            PER       PERCENT
                                         TOTAL              ROOM      OF TOTAL
                                     ------------------------------------------
CONSTRUCTION - BASE                   $28,451,000         $103,458        56.8%
CONSTRUCTION - PARKING                    584,000            2,124         1.2%
FF&E/TI                                 6,078,000           22,102        12.1%
INFRASTRUCTURE/PRE-DEVELOPMENT          1,590,000            5,782         3.2%
LEGAL, TITLE, AND ESCROW                  288,000            1,047         0.6%
REAL ESTATE TAXES                         482,000            1,753         1.0%
PRE-OPENING EXPENSES                    1,155,000            4,200         2.3%
CONTINGENCY                             1,178,000            4,284         2.4%
FINANCE COSTS                             684,000            2,487         1.4%
OPERATING RESERVE                       1,154,000            4,196         2.3%
                                     ------------------------------------------
SUBTOTAL                               41,644,000          151,433        83.2%
                                     ------------------------------------------
ENTREPRENEURIAL PROFIT                $ 8,426,000           30,640        16.8%
TOTAL PROJECT COST                    $50,070,000         $182,073       100.0%
                                     ------------------------------------------
                                     ------------------------------------------
ROUNDED                               $50,100,000         $182,000

Source: PKF CONSULTING, MARSHALL & SWIFT

          f.   ESTIMATED "AS IS" VALUE OF THE SUBJECT

From our estimate of the prospective market value derived from the Discounted Cash Flow Analysis, $56,100,000, we then deduct the costs to develop the proposed conference center. This calculation is shown in the following table.

     Market Value, Discounted Cash Flow Analysis        $56,100,000
     Less:  Total Project Costs                         $50,100,000
     Market Value, Rounded                              $ 6,000,000

Therefore, our conclusion as to the market value "as is" of the fee simple estate interest in the subject using the Subdivision Development (Discounted Cash Flow) Analysis, as of March 1, 1998, is:

                             SIX MILLION DOLLARS
                                  $6,000,000

     2.   GROUND RENT CAPITALIZATION

Ground rent can be capitalized at an appropriate rate to indicate the market value of a site. Ground rent is defined as the amount paid for the right to use and occupy the land according to the terms of a ground lease. It corresponds to the value of the landowner's interest in the land, the lease fee interest.

As previously discussed, the subject is owned in fee simple estate and not encumbered with a ground lease. However, the market value of the subject site can be estimated using this approach by estimating an appropriate "hypothetical" ground rent for the subject. This ground rent would be then converted into a value estimate by applying a market derived ground rent capitalization rate.

The use of this approach is particularly appropriate for special use properties such as hotels, where there are not a sufficient number of truly comparable land sales to accurately estimate the value of the site using the Sales Comparison Approach. If the estimated rent corresponds to market rent, the value indication obtained by applying a market capitalization rate will be equivalent to the market value of the fee simple interest in the land.

The first step in valuing the subject site using this method is to estimate the market rent for the site. Ground rent for hotels are typically calculated as percentage of revenues. Our research in the local market indicates that the typical ground rent for a full-service hotel approximates 4.0 percent of total sales. Based on this hypothetical ground rent, the rent expense for a 275-room hotel/conference center based on the stabilized year revenues projected earlier, would be $971,000, as detailed below.

        ESTIMATED TOTAL         PERCENTAGE           RENT
          REVENUES               RENTAL             EXPENSES
      --------------------------------------------------------
           $24,285,000             4.0%             $971,000


Based on our discussions with persons familiar with ground lease transactions, we have been informed that most land owners typically would require an 8.0 to
10.0 percent return on the value of a site in the San Francisco Bay Area.

Based on a 10.0 percent capitalization rate, the calculated market value of the subject's underlying land utilizing this approach is as follows.

        Projected Stabilized Ground Rent      $  971,000
        Ground Rent Capitalization Rate             10.0%
        Estimated Value of the Site           $9,710,000
        -------------------------------------------------
        Rounded To                            $9,700,000


As can be noted, we estimate that the value of the subject utilizing the ground rent capitalization approach is approximately $9.7 million, or $35,273 per room. However, this reflects the value of the site assuming that the development of the hotel is completed and the property is available for occupancy. In order to estimate the current value of the site a discount to this value must be applied to reflect the risks associated with obtaining the required approvals. In addition, a discount must also be applied to reflect the opportunity cost of holding the site until the hotel is available for development.

While there are no specific guidelines for this type of discount, based on our discussions with persons knowledgeable in the development of hotels, we were informed that a downward adjustment of between 30.0 and 40.0 percent from the value of the site assuming the hotel is ready for construction is appropriate. Based on an adjustment or discount of 35.0 percent, the "as is" value of the Mori Point site is estimated to approximate $6.0 million using this approach.

Value of Site if Hotel is Operational                                 $9,700,000
Less:  Discount for Development Risk and Opportunity Cost (35.0%)    ($3,400,000)
----------------------------------------------------------------------------------
Estimated "As Is" Value of Site                                       $6,300,000


     3.   SALES COMPARISON APPROACH

          a.   INTRODUCTION

The Sales Comparison Approach is generally the most common technique valuing land and it is the preferred method when comparable sales are available. To apply this method, sales of similar parcels of land are analyzed, compared, and adjusted to provide a value indication for the land being appraised. In the comparison process, the similarity or dissimilarity of the parcel is considered.

In addition to our comparable land sales included in our original appraisal report, we have learned of an additional land sale that is considered comparable to the subject site. The following table highlights the important facts of this sale.

                        SUMMARY OF COMPARABLE LAND SALES

                                                                                                                          SALES
                                                                                                                          PRICE
                                                                  SITE                                                     PER
 SALE                                                             AREA                                      SALE          GUEST
  NO.                   LOCATION               DATE OF SALE      (ACRES)            TYPE OF LODGING         PRICE         ROOM
--------------------------------------------------------------------------------------------------------------------------------
Subject     Mori Point, Pacifica                    N/A           104.98       275-room conference hotel     N/A          N/A
  1         3295 Dunes Drive, off Highway 1 at      6/95          19.49        93-room resort hotel       $1,200,000    $12,903
            Reservation Road exit,
            City of Marina
--------------------------------------------------------------------------------------------------------------------------------

Source:  PKF CONSULTING

          b.   ANALYSIS OF SALE

     The foregoing sale is the June 30, 1995 transfer of a 19.49-acre parcel in the City of Marina. The sales price was $1,200,000, purchased by John and Carole King of King Ventures. At the time of sale, the site did contain any entitlements for development. In the summer of 1996, the City of Marina Planning Commission approved the site for the development of 71 hotel units and 112 vacation club units, a proposed hotel to be named the Marina Dunes Resort. At that time, the EIR and architectural plans were submitted to the Coastal Commission. In December 1996, the Coastal Commission reduced the development to included 33 vacation club units and 30 hotel/bungalow units (two keys each), making the total number of salable units 93. A new EIR and revised architectural plans have been submitted and approved by the Coastal Commission and the site is now ready for the addition of public improvements. According to the owner, they have spent approximately $2.0 million in entitlements since the sale and $1.4 in infrastructure to get the site ready for development. Factoring these costs, the cost of the land increases to $49,462 per room.

     Similar to the subject site, the Marina Dunes site is an ocean front site, approximately eight miles north of downtown Monterey and 85 miles south of the subject. Due to the ocean front orientation of the Marina Dunes site and its location within Monterey, a strong hotel market, we are in the opinion that this particular land sale is comparable to the subject site.

By including the aforementioned comparable land sale to our previously selected comparable land sales, the range of the five sales was from a low of $25,095 to a high of $49,462 per room, with a mean of $35,039 per room. Based on our evaluation of each of these sites in comparison to the subject, we are of the opinion that an appropriate value for the subject, ASSUMING ALL ENTITLEMENTS AND APPROVALS ARE IN PLACE, AND THE PROPERTY IS READY FOR DEVELOPMENT, is approximately $35,000 per room. Based on 275 rooms, this would equate to $9,625,000 as shown below.

NUMBER OF ROOMS              LAND VALUE PER ROOM         TOTAL LAND VALUE
-------------------------------------------------------------------------
     275            x              $35,000         =         $9,625,000
-------------------------------------------------------------------------

As with our Ground Rent Capitalization analysis, a discount must be applied to the above value to reflect the risks and costs associated with obtaining all the required approvals to develop the site, as well as the opportunity cost of holding the site until the hotel is developed. As previously discussed, we have estimated this discount to approximate 35.0 percent of the value of the site as ready for development. Applying this discount to our above value estimate results in an "as is" value of the subject of approximately $6.3 million as shown on the following page.

Value of Site as if Ready for Development                             $9,625,000
Less:  Discount for Development Risk and Opportunity Cost (35.0%)    ($3,369,000)
---------------------------------------------------------------------------------
Estimated "As Is" Value of Site                                       $6,256,000
---------------------------------------------------------------------------------
Rounded To                                                            $6,300,000

F.   RECONCILIATION AND FINAL ESTIMATE OF VALUE

The reconciliation involves the correlation of the conclusions reached from the three valuation methodologies applied, considering the property type and the requirements of the appraisal assignment. This process depends on the appropriateness and reliability of each approach, and of the quality and reliability of the data obtained. The results from the three approaches are as follows.

Subdivision Approach        $6,000,000
--------------------------------------
Ground Rent Capitalization  $6,300,000
--------------------------------------
Sales Comparison Approach   $6,300,000

Typically, the Sales Comparison Approach is the most common technique for valuing land. However, this approach is most useful when the sales are similar to the subject. While the nine sales identified in our analysis were all approved for the development of hotels, they differed from the subject in terms of size, development potential (density), and location. In addition, the sales extended over in excess of seven years, making direct comparisons difficult due to changes in market conditions. Finally, none of these sites have the same entitlement requirements as the subject, making a direct comparison of value further difficult. As a result of the foregoing, this approach was given secondary consideration in our analysis.

The use of the Subdivision Development (discounted cash flow) Analysis and Ground Rent Capitalization Approaches are most applicable in cases where sales data from vacant land sales are inadequate, but market data is available on the demand for the property. As discussed, we had good market support for the potential cash flow and development cost of this potential project.
Accordingly, greatest reliance was placed on the Subdivision Development Approach, with the Ground Rent Capitalization method primarily used as a test of reasonableness.

Based on the work undertaken and our experience as real estate analysts and appraisers, we are of the opinion that the "as is" market value of the fee simple estate in the 104.98 acre Mori Point parcel, as of March 31, 1998, is:

                           SIX MILLION DOLLARS
                               $6,000,000

                                    ADDENDA

                                    ADDENDA

A.   CERTIFICATION OF THE APPRAISERS

B.   STATEMENT OF ASSUMPTIONS AND LIMITING CONDITIONS

C.   QUALIFICATIONS OF THE APPRAISERS

                                    ADDENDUM A

                         CERTIFICATION OF THE APPRAISERS

                        CERTIFICATION OF THE APPRAISERS


I, Thomas E. Callahan, MAI, certify that, to the best of our knowledge and belief:

 . The statements of fact contained in this report are true and correct.

 . The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, unbiased professional analyses, opinions, and conclusions.

 . I have no present or prospective interest in the property that is the subject of this report, and I have no personal interest or bias with respect to the parties involved.

 . My compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.

 . My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.

 . I have made a personal inspection of the property that is the subject of this report.

 . Corey Limbach and Shelley Halloran provided significant professional assistance to the persons signing this report.

 . This appraisal engagement was not based on a requested minimum valuation, specific valuation or the approval of a loan.

 . This appraisal engagement was not based on a requested minimum valuation, specific valuation or the approval of a loan.

 . The reported analyses, opinions and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.

 . The use of this report is subject to the requirements of the Appraisal
  Institute relating to review by its duly authorized representatives.

 . Thomas E. Callahan, CPA, CRE, MAI, is a Certified General Real Estate
  Appraiser in the State of California.

 . As of the date of this report, Thomas E. Callahan, CPA, CRE, MAI, has completed the requirements of the continuing education program of the Appraisal Institute.

Based on the work undertaken and our experience as real estate analysts and appraisers, we are of the opinion that the market value "as is" of the fee simple estate in the 104.98 acre Mori Point parcel, as of March 31, 1998, is:

                            SIX MILLION DOLLARS
                                $6,000,000

PKF Consulting appreciates this opportunity to be of service to you. Should you have any questions, or if we can be of further assistance, please do not hesitate to contact me.

                               Yours sincerely,

                               PKF CONSULTING

                               /s/ Thomas E. Callahan
                               -------------------------------
                               Thomas E. Callahan, CPA, CRE, MAI
                               Executive Vice President
                               California Certified General Appraiser #AG9618

                                  ADDENDUM B

               STATEMENT OF ASSUMPTIONS AND LIMITING CONDITIONS

              STATEMENT OF ASSUMPTIONS AND LIMITING CONDITIONS

DATE OF VALUE - The conclusions and opinions expressed in this report apply to the date of value set forth in the letter of transmittal accompanying this report. The dollar amount of any value opinion or conclusion rendered or expressed in this report is based upon the purchasing power of the American dollar existing in the date of value.

ECONOMIC AND SOCIAL TRENDS - The appraiser assumes no responsibility for economic, physical or demographic factors which may affect or alter the opinions in this report if said economic, physical or demographic factors were not present as of the date of the letter of transmittal accompanying this report. The appraiser is not obligated to predict future political, economic or social trends.

INFORMATION FURNISHED BY OTHERS - In preparing the report, the appraiser was required to rely on information furnished by other individuals or found in previously existing records and/or documents. Unless otherwise indicated, such information is presumed to be reliable. However, no warranty, either express or implied, is given by the appraiser for the accuracy of such information and the appraiser assumes no responsibility for information relied upon later found to have been inaccurate. The appraiser reserves the right to make such adjustments to the analyses, opinions and conclusions set forth in this report as may be required by consideration of additional data or more reliable data that may become available.

TITLE - No opinion as to the title of the subject property is rendered. Data related to ownership and legal description was obtained from the attached title report records and is considered reliable. Title is assumed to be marketable and free and clear of all liens, encumbrances, easements and restrictions except those specifically discussed in the report. The property is appraised assuming it to be under responsible ownership and competent management, and available for its highest and best use.

HIDDEN CONDITIONS - The appraiser assumes no responsibility for hidden or unapparent conditions of the property, subsoil, ground water or structures that render the subject property more or less valuable. No responsibility is assumed for arranging for engineering, geologic or environmental studies that may be required to discover such hidden or unapparent conditions.

HAZARDOUS MATERIALS - The appraiser has not been provided any information regarding the presence of any material or substance on or in any portion of the subject property or improvements thereon, which material or substance possesses or may possess toxic, hazardous and/or other harmful and/or dangerous characteristics. Unless otherwise stated in the report, the appraiser did not become aware of the presence of any such material or substance during the appraiser's inspection of the subject property. However, the appraiser is not qualified to investigate or test for the presence of such materials or substances. The presence of such materials or substances may adversely affect the value of the subject property. The value estimated in this report is predicted on the assumption that no such material or substance is present on or in the subject property or in such proximity thereto that it would cause a loss in value. The appraiser assumes no responsibility for the presence of any such substance or material on or in the subject property, nor for any expertise or engineering knowledge required to discover the presence of such substance or material. Unless otherwise stated, this report assumes the subject property is in compliance with all federal, state and local environmental laws, regulations and rules.

ZONING AND LAND USE - Unless otherwise stated, the subject property is appraised assuming it to be in full compliance with all applicable zoning and land use regulations and restrictions.

LICENSES AND PERMITS - Unless otherwise stated, the property is appraised assuming that all required licenses, permits, certificates, consents or other legislative and/or administrative authority from any local, state or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.

                STATEMENT OF ASSUMPTIONS AND LIMITING CONDITIONS
                                 (CONTINUED)

ENGINEERING SURVEY - No engineering survey has been made by the appraiser. Except as specifically stated, data relative to size and area of the subject property was taken from sources considered reliable and no encroachment of the subject property is considered to exist.

SUBSURFACE RIGHTS - No opinion is expressed as to the value of subsurface oil, gas or mineral rights or whether the property is subject to surface entry for the exploration or removal of such materials, except as is expressly stated.

MAPS, PLATS AND EXHIBITS - Maps, plats and exhibits included in this report are for illustration only to serve as an aid in visualizing matters discussed within the report. They should not be considered as surveys or relied upon for any other purpose, nor should they be removed from, reproduced or used apart from the report.

LEGAL MATTERS - No opinion is intended to be expressed for matters which require legal expertise or specialized investigation or knowledge beyond that customarily employed by real estate appraisers.

ALLOCATION BETWEEN LAND AND IMPROVEMENTS - The distribution, if any, of the total valuation in this report between land and improvements applies only under the stated program of utilization. The separate allocations for land and improvements must not be used in conjunction with any other appraisal and are invalid if so used.

RIGHT OF PUBLICATION - Possession of this report, or a copy of it, does not carry with it the right of publication. Without the written consent of the appraiser, this report may not be used for any purpose by any person other than the party to whom it is addressed. In any event, this report may be used only with properly written qualification and only in its entirety for its stated purpose.

TESTIMONY IN COURT - Testimony or attendance in court or at any other hearing is not required by reason of rendering this appraisal, unless such arrangements are made a reasonable time in advance of said hearing. Further, unless otherwise indicated, separate arrangements shall be made concerning compensation for the appraiser's time to prepare for and attend any such hearing.

STRUCTURAL DEFICIENCIES - The appraiser has personally inspected the subject property, and except as noted in this report, finds no obvious evidence of structural deficiencies in any improvements located on the subject property. However, the appraiser assumes no responsibility for hidden defects or non-conformity with specific governmental requirements, such as fire, building and safety, earthquake or occupancy codes, unless inspections by qualified independent professionals or governmental agencies were provided to the appraiser. Further, the appraiser is not a licensed engineer or architect and assumes no responsibility for structural deficiencies not apparent to the appraiser at the time of this inspection.

TERMITE/PEST INFESTATION - No termite or pest infestation report was made available to the appraiser. It is assumed that there is no significant termite or pest damage or infestation, unless otherwise stated.

INCOME DATA PROVIDED BY THIRD PARTY - Income and expense data related to the property being appraised was provided by the client and is assumed, but not warranted, to be accurate.

ASBESTOS - The appraiser is not aware of the existence of asbestos in any improvements on the subject property. However, the appraiser is not trained to discover the presence of asbestos and assumes no responsibility should asbestos be found in or at the subject property. For the purposes of this report, the appraiser assumes the subject property is free of asbestos and that the subject property meets all federal, state and local laws regarding asbestos abatement.

              STATEMENT OF ASSUMPTIONS AND LIMITING CONDITIONS
                               (CONTINUED)

ARCHEOLOGICAL SIGNIFICANCE - No investigation has been made by the appraiser and no information has been provided to the appraiser regarding potential archeological significance of the subject property or any portion thereof. This report assumes no portion of the subject property has archeological significance.

COMPLIANCE WITH THE AMERICANS WITH DISABILITIES ACT - The Americans with Disabilities Act ("ADA") became effective January 26, 1992. We have not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since we have no direct evidence relating to this issue, we did not consider possible non-compliance with the requirements of ADA in estimating the value of the property.

DEFINITIONS AND ASSUMPTIONS - The definitions and assumptions upon which our analyses, opinions and conclusions are based are set forth in appropriate sections of this report and are to be part of these general assumptions as if included here in their entirety.

UTILIZATION OF THE LAND AND/OR IMPROVEMENTS - It is assumed that the utilization of the land and/or improvements is within the boundaries or property described herein and that there is no encroachment or trespass.

ENCROACHMENTS - It is assumed that the utilization of the land and/or improvements is within the boundaries or property described herein and that there is no encroachment or trespass.

DISSEMINATION OF MATERIAL - Use and disclosure of the contents of this report is governed by the bylaws and regulations of the Appraisal Institute. Neither all or any part of the contents of this report (especially the conclusions as to value, the identity of the appraiser or the firm with which they are connected, or any reference to the Appraisal Institute or to the MAI or RM designations) shall be disseminated to the general public through advertising or sales media, public relations media, new media or other public means of communication without the prior written consent and approval of the appraiser(s).

DISTRIBUTION AND LIABILITY TO THIRD PARTIES - The party of whom this appraisal report was prepared may distribute copies of this appraisal report only in its entirety to such third parties as may be selected by the party for whom this appraisal report was prepared; however, portions of this appraisal report shall not be given to third parties without our written consent. Liability to third parties will not be accepted.

USE IN OFFERING MATERIALS - This appraisal report, including all cash flow forecasts, market surveys and related data, conclusions, exhibits and supporting documentation may not be reproduced or references made to the report or to PKF Consulting in any sale offering, prospectus, public or private placement memorandum, proxy statement or other document ("Offering Material") in connection with a merger, liquidation or other corporate transaction unless PKF Consulting has approved in writing the text of any such reference or reproduction prior to the distribution and filing thereof.

LIMITS TO LIABILITY - PKF Consulting cannot be held liable in any cause of action resulting in litigation for any dollar amount which exceeds the total fees collected from this individual engagement.

LEGAL EXPENSES - Any legal expenses incurred in defending or representing ourselves concerning this assignment will be the responsibility of the client.

                                     ADDENDUM C

                           QUALIFICATIONS OF THE APPRAISERS

                                  QUALIFICATIONS OF
                          THOMAS E. CALLAHAN, CPA, CRE, MAI
                               EXECUTIVE VICE PRESIDENT

PROFESSIONAL HISTORY

     Present   Executive Vice President, PKF Consulting
               San Francisco, California

     Prior     Pannell Kerr Forster, Boston and Los Angeles
                             Partner-in-Charge
               Pannell Kerr Forster, Dallas and Houston
                                 Partner

AREAS OF EXPERTISE  Economic, financial, operational, management and valuation consulting for the real estate, hospitality and related service industries.

REPRESENTATIVE
PROJECTS Numerous market and economic feasibility studies for hotels, motor hotels, and resorts in the United States, Europe, the Pacific, and Southeast Asia.

                    Acquisition studies and development planning for numerous hotels and motor hotels.

                    Appraisal of the market value of all types of income producing properties including: hotels, restaurants, ski resorts, office buildings, golf courses, mixed-use and retail developments.

                    Market and economic feasibility studies for retirement and long-term health care facilities located in Texas and California.

                    Preparation of master plan studies for the development of multi-use real estate projects in the Republic of China, Singapore, and the United States. These studies include highest and best use analyses for the proposed site, market and financial feasibility analyses, economic valuations and development of the management structure for project implementation.

                    Development of reorganization plans and expert testimony in court for bankruptcy proceedings associated with all types of hotels and resorts.

QUALIFICATIONS OF
THOMAS E. CALLAHAN, CPA, CRE, MAI

REPRESENTATIVE
PROJECTS Evaluation of the organization structure, financial controls and management information systems of the Armed Forces Recreation Center located in the Federal Republic of Germany.

                    Operational reviews, financial analyses, management evaluations and systems analyses for hotels, resorts, restaurants, and clubs.

                    Valuation of large, complex real estate and business holdings, including the Aspen Skiing Company, Aspen Colorado; Angel Fire Ski Company, Angel Fire, New Mexico; and the Embarcadero Center, San Francisco, California.

                    Preparation of cash flow and return on investment calculations for proposed, operating and distressed hotels, resorts, restaurants, and clubs.

                    Appraisal of the market value of large real estate portfolios, including all Trusthouse Forte, Inc. hotel properties; all company owned Hilton Hotels; all Vagabond Inns; all Western 6 Motels; and all of the holdings of Hotel Investors Trust.

                    Operational analysis, financial review and long-range development for hotels and resorts.

                    Market and economic feasibility study for a proposed major international class hotel to be located in Bandar Seri Begawan, Brunei.

                    Long-range budgeting, economic feasibility and economic impact analysis for the Industry Hills Civic Recreation Center located in the City of Industry, California.

                    Market and economic feasibility analysis for numerous convention and exhibit centers including the Los Angeles Convention Center and the Taipei World Trade Center.

                    Development of the organizational structure and job descriptions and requirements for a multi-use facility, which includes a hotel, convention center and numerous recreational facilities.

QUALIFICATIONS OF
THOMAS E. CALLAHAN, CPA, CRE, MAI

REPRESENTATIVE
PROJECTS
(Continued)         Development of procedural manuals for the operation of
                    major hotels.

                    Accounting system, internal control procedures and management information system design and implementation for hotel, club, and restaurant operations.

EDUCATION           WASHINGTON STATE UNIVERSITY
                    Bachelor of Arts in Business Administration

                    APPRAISAL INSTITUTE
                    Completed All Courses Required for Membership

PROFESSIONAL
QUALIFICATIONS      Certified Public Accountant in Massachusetts, California
                    and Texas
                    Certified General Real Estate Appraiser - State of
                    California

PROFESSIONAL
AFFILIATIONS        Member of the Appraisal Institute (MAI)
                    American Society of Real Estate Counselors (CRE)
                    International Society of Hospitality Consultants (ISHC)
                    American Institute of Certified Public Accountants
                    California Society of Certified Public Accountants
                    Texas Society of Certified Public Accountants
                    Massachusetts Society of Certified Public Accountants
                    American Hotel & Motel Association - Research Committee
                    American Institute of Certified Public Accountants - MAS
                    Executive Committee Member

PROFESSIONAL
ACTIVITIES          Guest speaker at various industry seminars

EXPERT
TESTIMONY           Admitted as an expert in both State and Federal courts
                    located in Massachusetts, Illinois, California, Texas and
                    New Mexico